Exhibit (a)(5)(N)

This is a press release by Oak Leaf B.V. pursuant to the provisions of Section 17 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. with a nominal value of EUR 0.12 each (the “Shares” and each a “Share”). This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Capitalized terms not otherwise defined herein have the meaning set out in the offer memorandum dated 19 June 2013 with respect to the Offer.

Oak Leaf B.V.	PRESS RELEASE

Oak Leaf holds 95.27% of D.E MASTER BLENDERS 1753 shares

Highlights

•                 Oak Leaf holds 95.27% of all Shares

•                 Delisting and Statutory Buy-out to commence as soon as possible

Haarlem, 26 September 2013 — Oak Leaf B.V. (“Oak Leaf”), a newly incorporated company wholly owned by a Joh. A. Benckiser led investor group, today announces that Oak Leaf holds approximately 95.27% of all Shares of D.E MASTER BLENDERS 1753 N.V. (“DEMB”) after the Post-Closing Acceptance Period. Oak Leaf intends to delist DEMB and to commence a Statutory Buy-out in order to acquire the remaining Shares not held by Oak Leaf, as soon as practically possible.

Results of the Post-Closing Acceptance Period

During the Post-Closing Acceptance Period, which ended at 17:40 hours CET (11:40 hours EST) on 25 September 2013, 20,365,844 Shares representing 3.43% of the Shares and a value of approximately EUR 254 million (at the offer price of EUR 12.50 per Share), have been tendered for acceptance under the Offer.

Together with the 546,345,885 Shares that were already held by Oak Leaf, the total number of Shares held by Oak Leaf amounts to 566,711,729 Shares representing approximately 95.27% of the Shares and a value of approximately EUR 7 billion (at the offer price of EUR 12.50 per Share).

Consequences of the Offer

Shareholders who did not tender their Shares in the Offer should carefully review section 6.9 of the Offer Memorandum, which describes certain implications to which they may become subject to now that the Offer has been completed.

Oak Leaf intends to delist DEMB from Euronext Amsterdam and to commence a Statutory Buy-out in order to acquire the remaining Shares not held by Oak Leaf, as soon as practically possible.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Sabine Post or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Previous announcements

This announcement is made with reference to the joint press releases by Oak Leaf, a newly incorporated company wholly owned by Joh. A. Benckiser led investor group, and DEMB dated 12 April 2013, 10 May 2013, 6 June 2013, 12 June 2013, 19 June 2013 and 18 September 2013 and the press releases by Oak Leaf dated 8 August 2013, 16 August 2013 and 6 September 2013 in respect of the public cash offer for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of DEMB at an offer price of EUR 12.50 (cum dividend) for each Share (on a fully diluted basis), subject to customary conditions.

About Oak Leaf and Joh. A. Benckiser

Oak Leaf is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with JAB’s: the family is focused on the very long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. Through its advisory business, BDT & Company, LLC works with family businesses to pursue their long-term strategic and financial objectives. BDT Capital Partners and its affiliated funds are minority investment partners of JAB in Peet’s Coffee & Tea Inc. and Caribou Coffee Company, Inc.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.

About D.E MASTER BLENDERS 1753

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilāo, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit (www.demasterblenders1753.com).